SUPPL

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2009 JAN 12 A 11:1

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	12 January 2009	*No of sheets:*	*1*

Current report 3/2009

The Management Board of KGHM Polska Miedź S.A. hereby provides the dates of publication of the periodic reports in 2009.
The Company will publish consolidated quarterly reports which contain quarterly financial information as described in § 87 sec. 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744).

I. Periodic reports for 2008:

1. Consolidated quarterly report which contain quarterly financial information for Q4 2008 - 27 February 2009
2. Annual report for 2008 - 20 March 2009
3. Consolidated annual report for 2008 - 24 April 2009

09045099

II. Periodic reports for 2009:

1. Consolidated quarterly reports which contain quarterly financial information:
   - for Q1 2009 - 15 May 2009
   - for Q2 2009 - 14 August 2009
   - for Q3 2009 - 13 November 2009
2. Half-year report for H1 2009 - 30 September 2009
3. Consolidated half-year report for H1 2009 - 30 October 2009.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Legal basis: § 100 sec. 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2009 JAN 12 A 11:11

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	9 January 2009	*No of sheets:*	*1*

Current report 2/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. – and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNiG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice (current report no. 58/2003 dated 3 December 2003) will be terminated.
The reason for termination is the inability of the parties to realise these contracts for the supply of natural gas under the terms set in the contracts, and to finalise the wording of a new contract for the supply of natural gas to KGHM Polska Miedź S.A.
No financial impact is expected from the termination of these contracts.

The parties, in accordance with agreed terms, "have taken steps to eliminate the causes of termination of these contracts or to mitigate the effects of early termination of the contracts".
Final negotiations are underway between KGHM Polska Miedź S.A./"Energetyka" sp. z o.o. and PGNiG S.A. with respect to the signing of a new contract for the supply of natural gas, among others to the reception terminals in Żukowice and Polkowice. It was established that KGHM Polska Miedź S.A. will be the receiving party to the contract for natural gas.

Legal basis: § 5 sec. 1 point 5 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Leszek Mierzwa

END